EXHIBIT 4(B)

                    ADDENDUM TO INVESTMENT ADVISORY AGREEMENT


Reference is made to the Investment Advisory Agreement dated June 15, 1999 (the "Advisory Agreement") between Pax World Management Corp. (the "Adviser") and Pax World High Yield Fund, Inc. (the "Fund").

Notwithstanding anything to the contrary contained in the Advisory Agreement, with respect to the Institutional Class of shares of the Fund, the Adviser shall supply and pay for such services as are deemed by the Directors of the Fund to be necessary or desirable and proper for the continuous operation of the Fund (excluding all taxes and charges of governmental agencies and brokerage commissions incurred in connection with portfolio transactions) which are in excess of one and fifteen hundredths percent (1.15%) of the average net asset value of the Institutional Class of the Fund per annum.